Exhibit 3

SHARE REPURCHASE AGREEMENT

between

Aegon Ltd.

and

Vereniging Aegon

DATED __DECEMBER 2023

This share repurchase agreement (this Agreement) is dated ___December 2023 and made by and between:

(1)

Aegon Ltd., an exempted company with liability limited by shares organized under the laws of Bermuda, with registered office at Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda and with principle place of business at Aegonplein 50, 2591 TV The Hague, the Netherlands and registered in the Bermuda Registrar of Companies under number 202302830 (Aegon); and

(2)

Vereniging Aegon, an association incorporated by notarial deed under Dutch law (vereniging), having its statutory seat (statutaire zetel) in The Hague, the Netherlands, and its office address at Aegonplein 50, 2591 AB The Hague, the Netherlands and registered in the Dutch trade register under number 40531114 (VA).

Parties (1) and (2) hereinafter jointly referred to as the Parties and individually as a Party.

RECITALS:

(A)

on or about the date hereof VA holds a total of 315,532,860 Common Shares (as defined below) and 494,433,240 Common Shares B (as defined below) (such aggregate number of Common Shares and Common Shares B hereinafter the Current VA Shares) and as such VA is the largest shareholder of Aegon;

(B)	on 6 July 2023 Aegon announced the beginning of a EUR 1.5 billion share buyback program (the SBB Program), following completion of the transaction with a.s.r. on 4 July 2023;

(C)	the SBB Program is expected to be completed by 30 June 2024;

(D)

in the SBB Program the Common Shares are repurchased at a maximum of the daily volume weighted average price during the repurchase period of the SBB Program and as of the date hereof approximately 50% of the SBB Program has been completed, the remainder of the SBB Program will be executed in a second and third tranche (hereinafter together the Second and Third Tranche of the SBB Program); and

(E)

VA intends to participate in the Second and Third Tranche of the SBB Program to mitigate the anti-dilutional effect it would have if it would not participate in the program and wishes to maintain the percentage of its shareholding as much as possible and Aegon intends to repurchase the Common Shares VA so offers for an aggregate consideration equal to the Notional (as defined below).

NOW, THEREFORE, IN CONSIDERATION OF THE FOREGOING, THE PARTIES AGREE AS FOLLOWS:

DEFINITIONS

Capitalised terms and expressions used in this Agreement shall have the meanings set out below:

Agreement means this agreement, including the recitals and annex.

Aegon has the meaning set out in the introduction to this Agreement.

Common Shares means common shares in the capital of Aegon, each with a par value of EUR 0.12.

Common Shares B means common shares b in the capital of Aegon, each with a par value of EUR 0.12.

Completion Date means each of the Weekly Settlement Dates during the VA Buyback Period.

Current VA Shares has the meaning set out in recital (A).

Daily Notional means the Notional divided by the total number of Trading Days during the VA Buyback Period.

Daily Volume means the outcome of dividing the Daily Notional by the Daily VWAP.

Daily VWAP means the daily volume weighted average price per Common Share, as derived from the trading in Common Shares on Euronext Amsterdam on the relevant Trading Day and taken from Bloomberg page VWAP (or such other Bloomberg page that may replace it from time to time), with Custom Condition Codes referencing all electronically matched trades automatically executed on Euronext Amsterdam, ignoring any off-order book transactions and excluding auctions.

Deed of Transfer has the meaning set out in clause 3.1.

Early Termination Date has the meaning set out in clause 5.1.

End Date means 28 June 2024 without any potential acceleration.

Notional means an amount of EUR 139,500,000, which Notional will be equally distributed over the total number of Trading Days during the VA Buyback Period.

Repurchase Week means a Week during which Common Shares have been repurchased by Aegon from VA in accordance with the terms of this Agreement.

SBB Program has the meaning set out in recital (A).

Second and Third Tranche of the SBB Program has the meaning set out in recital (D).

Start Date means the date on which the second tranche of the SBB Program commences, being as soon as Aegon has repurchased shares for an amount of EUR 750 million under the SBB Program.

Trading Days means any day on which, as of the date of this Agreement, Euronext Amsterdam is scheduled to open for trading during normal market hours.

VA has the meaning set out in the introduction to this Agreement.

VA Buyback Period means the period running from the Start Date until the End Date (inclusive).

VA SBB Shares means the aggregate number of Common Shares to be sold by VA to Aegon and to be repurchased by Aegon from VA pursuant to the terms of this Agreement in consideration for the Notional.

Week means a period from Monday to Friday (inclusive) during which Trading Day(s) occurred during the VA Buyback Period.

Weekly Settlement Date has the meaning set out in clause 3.1.

1.	SALE AND REPURCHASE

Subject to and upon the terms and conditions of this Agreement, VA hereby sells the VA SBB Shares to Aegon and Aegon hereby repurchases the VA SBB Shares from VA.

2.	CONSIDERATION

The aggregate consideration payable by Aegon to VA for the VA SBB Shares amounts to the Notional.

3.	WEEKLY DELIVERY

3.1

On the first Trading Day following a Repurchase Week (a Weekly Settlement Date), VA will transfer to Aegon and Aegon will accept from VA such number of Common Shares equal to the sum of the Daily Volumes for the relevant Repurchase Week, by execution of a private deed of transfer, an agreed form template of which is attached as Annex I hereto (the Deed of Transfer).

3.2	On each Weekly Settlement Date Aegon shall pay VA the sum of the Daily Notionals during the relevant Repurchase Week in the bank account of VA known by Aegon.

3.3	No fractional Common Shares shall be repurchased by Aegon and the number of Common Shares to be transferred pursuant to clause 3.1 shall be rounded down to the nearest whole number.

4.	WARRANTIES

4.1

VA represents and warrants to Aegon that as of the date hereof and on each Completion Date (whereby the representation and warranty relating to VA SBB Shares referred to under 4.1 A and 4.1 B on a Completion Date should be understood as the Common Shares that are to be transferred on the relevant Weekly Settlement Date by means of execution of Deed of Transfer):

A.	VA holds full legal title to the VA SBB Shares, and the VA SBB Shares are not encumbered with a right of pledge, usufruct, attachment or other limited right;

B.	VA is authorized to sell and transfer the VA SBB Shares; and

C.

VA has been duly incorporated, has not been dissolved, has not been declared bankrupt (failliet verklaard) and has not been granted (preliminary or definitive) moratorium of payment (voorlopige of definitieve surséance van betaling).

4.2	Aegon represents and warrants to VA that as of the date hereof and on each Completion Date:

A.	Aegon is authorized to repurchase the VA SBB Shares; and

B.

Aegon is duly organized, validly existing, and in good standing under the laws of Bermuda, has not been dissolved, has not been declared bankrupt and has not been granted (preliminary or definitive) moratorium of payment under applicable bankruptcy and insolvency laws.

5.	TERMINATION

5.1

This Agreement may be terminated by Aegon at any time before the End Date with effect from and upon the date of Aegon issuing a press release that it has decided to terminate the SBB Program (the Early Termination Date).

5.2

Any Common Shares repurchased by Aegon from VA pursuant to the execution of a Deed of Transfer in the period between the Start Date and the Early Termination Date will be validly transferred to Aegon and such transfers will not be affected by a termination of this Agreement pursuant to clause 5.1.

5.3

Except for clause 5 and clause 7 of this Agreement which clauses will survive termination of this Agreement, all rights and obligations of the Parties shall end with effect as of the Early Termination Date without any Party incurring any liability whatsoever for any damage, loss or expenses of any kind suffered or incurred by the other Party as a result of such termination.

6.	GENERAL PROVISIONS

6.1

Each Party to this Agreement shall pay its own cost and expenses in relation to the preparation and execution of this Agreement and any ancillary agreement relating to the sale and repurchase of the VA SBB Shares.

6.2

This Agreement constitutes the entire agreement between the Parties with respect to the repurchase of the VA SBB Shares. This Agreement supersedes and terminates any preceding or concurrent oral or written agreements between the Parties with respect to the subject matter hereof and no Party shall have any right or remedy against the other Party arising out of or in connection with any such preceding or concurrent agreements unless stated otherwise herein.

6.3	No amendment, or waiver to this Agreement shall have any force or effect unless it is in writing and signed by the Parties.

6.4

No Party may assign or cause the assumption of any of its rights or obligations under this Agreement, whether in whole or in part to any other Person (including by means of a legal merger or demerger) without the prior written consent of the other Party.

6.5

Notwithstanding clause 5, each Party irrevocably waives, to the fullest extent permitted by law, any right it may have at any time to (i) rescind (ontbinden) this Agreement pursuant to section 6:265 of the Dutch Civil Code (ii) nullify (vernietigen) this Agreement pursuant to section 6:228 of the Dutch Civil Code and (iii) suspend (opschorten) any of its obligations under this Agreement pursuant to 6:52, 6:262 and 6:263 of the Dutch Civil Code or on any other ground.

6.6

If any provision of this Agreement shall be found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, so far as permissible, such invalidity or unenforceability shall not affect the other provisions of this Agreement, which shall remain in full force and effect, and the invalid or unenforceable provision shall be deemed to have been replaced by a valid provision which creates rights and obligations for the Parties that are as much as is legally permitted identical to those contained in the invalid provision.

6.7	Any waiver under this Agreement must be given by notice in writing to that effect.

6.8

Where a Party does not exercise any right under this Agreement (which shall include the granting by a Party to any other Party of an extension of time in which to perform its obligations under any provision hereof), this shall not be deemed to constitute a forfeiture of that Party’s right (rechtsverwerking).

6.9	This Agreement may be executed in any number of counterparts.

7.	GOVERNING LAW AND DISPUTE SETTLEMENT

7.1	This Agreement shall be governed by and construed and enforced in accordance with Dutch law.

7.2	Any legal action or proceeding with respect to this Agreement shall be brought in the courts of The Hague, the Netherlands.

[SIGNATURE PAGES TO FOLLOW]

THIS AGREEMENT HAS BEEN SIGNED ON THE DATE FIRST WRITTEN ABOVE

Aegon Ltd.

/s/ L.P. Cevaal
By: L.P. Cevaal
Title: Head of Capital Market Solutions

Vereniging Aegon

/s/ L.J. Hijmans van den Bergh	/s/ M.J. Tijssen
By: L.J. Hijmans van den Bergh	By: M.J. Tijssen
Title: Chairperson	Title: Vice-chairperson

ANNEX I

Deed of Transfer

This deed of transfer of common shares (this Deed of Transfer) is dated ________ and made by and between:

(1)

Aegon Ltd., an exempted company with liability limited by shares organized under the laws of Bermuda, with registered office at Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda and with principle place of business at Aegonplein 50, 2591 TV The Hague, the Netherlands and registered in the Bermuda Registrar of Companies under number 202302830 (Aegon); and

(2)

Vereniging Aegon, an association incorporated by notarial deed under Dutch law (vereniging), having its statutory seat (statutaire zetel) in The Hague, the Netherlands, and its office address at Aegonplein 50, 2591 AB The Hague, the Netherlands and registered in the Dutch trade register under number 40531114 (VA).

Parties (1) and (2) hereinafter jointly referred to as the Parties and individually as a Party.

RECITALS:

(A)

on [8] December 2023 the Parties entered into a share repurchase agreement (the Agreement), pursuant to which VA sold a number of Common Shares in the capital of Aegon to Aegon who repurchased such Common Shares from VA subject to and upon the terms and conditions set-out in the Agreement;

(B)	capitalized terms used in this Deed of Transfer shall have the meaning as attributed to it in the Agreement, unless otherwise defined herein; and

(C)

this Deed of Transfer is executed on a Weekly Transfer Date and pursuant to clause 3.1 of the Agreement VA envisages transferring ______ fully paid up Common Shares in the capital of Aegon, each with a value of EUR 0.12 (the Shares) to Aegon and Aegon envisages accepting the Shares from VA.

NOW, THEREFORE, IN CONSIDERATION OF THE FOREGOING, THE PARTIES AGREE AS FOLLOWS:

1.	TRANSFER

1.1	Pursuant to the Agreement VA hereby transfers the Shares to Aegon and Aegon hereby accepts the Shares from VA.

1.2	Aegon shall reflect the repurchase and transfer of the Shares effected by this Deed of Transfer in its register of members.

2.	CONSIDERATION

2.1	Pursuant to clause 3.2 of the Agreement, the consideration payable by Aegon to VA for the Shares amounts to EUR ____.

2.2	Aegon has paid the consideration referred to under clause 2.1 above to VA. VA hereby gives full discharge for the payment made.

3.	WARRANTIES

3.1	VA hereby repeats the representations and warranties set-out in clause 4.1 of the Agreement with respect to the Shares.

3.2	Aegon hereby repeats the representations and warranties set-out in clause 4.2 of the Agreement with respect to the Shares.

4.	GENERAL PROVISIONS

4.1	No amendment, or waiver to this Agreement shall have any force or effect unless it is in writing and signed by the Parties.

4.2	Each Party irrevocably waives, to the fullest extent permitted by law, any right it may have at any time to rescind, nullify, suspend or dissolve any of its obligations under this Deed of Transfer.

4.3	This Deed of Transfer may be executed in any number of counterparts.

4.4	This Deed of Transfer shall be governed by and construed and enforced in accordance with Bermuda law.

[SIGNATURE PAGE FOLLOWS]

THIS DEED OF TRANSFER HAS BEEN SIGNED ON THE DATE FIRST WRITTEN ABOVE

Aegon Ltd.

By:
Title:

Vereniging Aegon

By:
Title: Proxyholder